Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

24 April 2013

PRIMA BIOMED UPDATES CLINICAL LEADERSHIP TEAM

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) is pleased to announce that Holbrook Kohrt, MD, PhD and Pamela Klein, MD have been brought on as senior clinical advisors for the CVac development programs. The two professionals will work with Dr. Sharron Gargosky and Prima’s management team to guide the ongoing ovarian cancer clinical trials, interpret clinical and immunological data coming from the ongoing CAN-003 trial, and help develop the strategy and clinical design of the planned phase 2 pilot trials of CVac in additional cancer targets.

Dr. Gargosky, Prima’s Chief Technology Officer: “Drs. Kohrt and Klein bring significant scientific knowledge and practical experience to the Prima team. I look forward to working with such esteemed professionals as we continue CVac development for ovarian cancer and look at potential applications in additional cancer targets.”

Matthew Lehman, Prima’s CEO: “It is a real pleasure to welcome Drs. Kohrt and Klein to the Prima team. They both have a deep understanding of the development of cancer biologics and they retain strong connections in the research community and within industry. I believe these appointments will serve Prima and our CVac development programs well.”

Dr. Pamela Klein is Founder and President of PMK BioResearch and serves as a consultant to industry. With a strong track record of leadership in oncology product development, Dr. Klein has previously served as the Chief Medical Officer at Intellikine, Vice President, Development at Genentech, and served as the Research Director at the U.S. National Cancer Institute’s Navy Breast Care Center, among other research and development appointments. She earned her MD at Loyola University in Chicago.

Dr. Holbrook Kohrt is a Professor of Medicine, Division of Oncology, at Stanford University School of Medicine. He received his MD and fellowship in Hematology and Oncology from Stanford University with a PhD in clinical trial design and tumor immunology also from Stanford University. Dr. Kohrt has served as the primary investigator on a number of NIH and industry sponsored oncology trials and has published extensively in the fields of cancer immunology and immunotherapy.

ENDS

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de